Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

Goldman, Sachs & Co.

200 West Street

New York, New York 10282

October 2, 2015

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Barbara C. Jacobs

Re:	Pure Storage, Inc.
Registration Statement on Form S-1
Registration File No. 333-206312

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Pure Storage, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 P.M., Washington, D.C. time, on October 6, 2015, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Cooley LLP, requests by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated September 24, 2015:

(i)	Dates of distribution: September 24, 2015 through the date hereof

(ii)	Number of prospective underwriters to which the preliminary prospectus was furnished: 9

(iii)	Number of prospectuses furnished to investors: approximately 3,178

(iv)	Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 175

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

MORGAN STANLEY & CO. LLC
GOLDMAN, SACHS & CO.

Acting severally on behalf of themselves and the several Underwriters

By:	MORGAN STANLEY & CO. LLC

By:	/s/ Andrew M Kearns
Name:	Andrew M Kearns
Title:	Managing Director

By:	GOLDMAN, SACHS & CO.

By:	/s/ Kevin Guidotti
Name:	Kevin Guidotti
Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request]